Exhibit (e)(2)

Excerpts from Definitive Proxy Statement dated February 27, 2004

Relating to the 2004 Annual Meeting of Stockholders of Maxwell Shoe Company Inc.

Summary Compensation Table

	Year	Annual Compensation					Long Term Compensation
		Salary($)		Bonus($)(1)		Other Annual Compensation	Awards
Name and Principal Position							Restricted Stock Award(s)($)	Securities Underlying Options/ SAR’s(#)(2)
Mark J. Cocozza	2003		$672,500		$393,000			100,000
Chairman of the Board and CEO	2002		$650,000		$404,000	—	—	—
	2001		$578,813		$433,000	—	—	—

James J. Tinagero Chief Operating Officer, Executive Vice President, and Secretary	2003 2002 2001	$ $ $	398,475 385,000 358,313	$ $ $	223,000 239,000 266,000	— — —	— — —	35,000 52,500

Richard J. Bakos Vice President, Finance and CFO	2003 2002 2001	$ $ $	133,799 130,536 130,018	$ $ $	30,000 30,000 20,000	— — —	— — —	5,000 7,500 —

John F. Kelly Vice President — Operations	2003 2002 2001	$ $ $	137,083 131,250 123,458	$ $ $	32,000 30,000 30,000	— — —	— — —	5,000 7,500 —

Roger W. Monks Vice President, Corporate Services	2003 2002 2001	$ $ $	146,250 140,400 131,996	$ $ $	33,500 30,000 25,000	— — —	— — —	5,000 3,750 —

(1)	The 2003, 2002 and 2001 bonus amounts reflect senior management MIP bonuses earned under the Company’s Senior Management Incentive Plan for fiscal 2003, fiscal 2002 and fiscal 2001 and paid in fiscal 2004, 2003 and 2002, respectively.
(2)	Indicates number of shares of Class A Common Stock underlying options.

Employment Agreements

The Company and Mr. Cocozza entered into an employment agreement dated as of August 30, 2000 (the “Cocozza Agreement”). The Cocozza Agreement was amended on September 11, 2003 and expires on August 30, 2008, subject to automatic renewal each year thereafter unless either the Company or Mr. Cocozza gives the other party six months notice of its or his intention not to renew the agreement. Mr. Cocozza was compensated for the period from November 1, 2002 through the end of fiscal 2003 at an annualized base rate of $672,500. Mr. Cocozza’s bonus for fiscal 2003 was determined pursuant to the Company’s Senior Management Incentive Plan established by the Company’s Committee. The Cocozza Agreement also provides for customary perquisites.

In the event there is a Change of Control (as defined in the Cocozza Agreement), the provisions of the Cocozza Agreement shall continue to apply for a two-year period following the Change of Control, regardless of whether the Cocozza Agreement is terminated. If during the two-year period following a Change of Control, Mr. Cocozza is terminated without Cause (as defined in the Cocozza Agreement), he or his beneficiary, as the case may be, shall be entitled to receive additional compensation, including a lump-sum payment equal to three times Mr. Cocozza’s average annual total compensation (including any bonus and benefits accrued during the relevant period) earned during the five-year period immediately preceding the effective date of the Change of Control and a continuation of commensurate benefits for three years after the termination date, as further described in the Cocozza Agreement. The lump-sum payment may be increased by certain amounts that are taken into account in determining whether Mr. Cocozza would be subject to the excise tax provision pursuant to Section 4999 of the Internal Revenue Code.

On February 4, 2003, the Board of Directors of the Company approved a new three-year employment agreement with Mr. Tinagero (the “Tinagero Agreement”) to commence August 31, 2003 on terms substantially similar to the terms of his prior employment agreement. The Tinagero Agreement expires on August 30, 2006, subject to automatic renewal each year thereafter unless either the Company or Mr. Tinagero gives the other party six months notice of its or his intention not to renew the agreement. Mr. Tinagero was compensated for the period from November 1, 2002 through the end of fiscal 2003 at an annualized base rate of $398,475. Mr. Tinagero’s bonus for fiscal 2003 was determined pursuant to the Company’s Senior Management Incentive Plan established by the Company’s Committee. The Tinagero Agreement also provides for customary perquisites.

In the event there is a Change of Control (as defined in the Tinagero Agreement), the provisions of the Tinagero Agreement shall continue to apply for a two-year period following the Change of Control, regardless of whether the Tinagero Agreement is terminated. If during the two-year period following a Change of Control, Mr. Tinagero is terminated without Cause (as defined in the Tinagero Agreement), he or his beneficiary, as the case may be, shall be entitled to receive additional compensation, including a lump-sum payment equal to three times Mr. Tinagero’s average annual total compensation (including any bonus and benefits accrued during the relevant period) earned during the five-year period immediately preceding the effective date of the Change of Control and a continuation of commensurate benefits for three years after the termination date, as further described in the Tinagero Agreement. The lump-sum payment may be increased by certain amounts that are taken into account in determining whether Mr. Tinagero would be subject to the excise tax provision pursuant to Section 4999 of the Internal Revenue Code.

On April 8, 1999 the Company entered into a Change of Control Severance Agreement with Mr. Bakos, which was subsequently extended through April 8, 2005 (the “Bakos Agreement”). In the event there is a Change of Control (as defined in the Bakos Agreement) at any time prior to April 8, 2005, Mr. Bakos shall be entitled to receive certain Severance Benefits (as defined in the Bakos Agreement), including, a lump-sum payment equal to two times his average annual total compensation (including any bonus and benefits accrued during the relevant period) earned during the five-year period immediately preceding the effective date of the Change of Control, but only if: (i) his employment by the Company or its successor is terminated by the Company or its successor without Cause (as defined in the Bakos Agreement) during the two years after the occurrence of a Change of Control; or (ii) Mr. Bakos terminates his employment for Good Reason (as defined in the Bakos Agreement) during the two years following the Change of Control. The Severance Benefits may be increased by certain amounts that are taken into account in determining whether Mr. Bakos would be subject to the excise tax provision pursuant to Section 4999 of the Internal Revenue Code.

Director Compensation

Directors who are employees of the Company are not compensated for serving as directors. Directors who are not employees of the Company are each paid $20,000 per annum and an additional $1,000 per meeting for attending regular and special meetings and $500 per meeting for attending committee meetings of the Board of Directors and are reimbursed for expenses incurred in attending regular, special and committee meetings. Each non-employee director also receives an annual grant of options to purchase 7,500 shares of Class A Common Stock.

Profit Sharing Plan

The Company established a 401(k) Profit Sharing Plan effective January 1, 1991 (the “Plan”). After the attainment of age 21 and the completion of six months of service, an employee becomes a participant in the Plan at the beginning of the next calendar quarter. Contributions made to the Plan by the Company are in the form of 401(k) contributions elected by the participants, and a discretionary profit sharing contribution in an amount determined each year by the Company. The Plan document governing the Plan is in the form of a NABEP Prototype Defined Contribution Retirement Plan and Non-Standardized Profit Sharing CODA Adoption Agreement.

1994 Stock Incentive Plan, as amended

The 1994 Stock Incentive Plan, as amended (the “1994 Stock Plan”) was approved by the Board of Directors and the stockholders of the Company on January 30, 1994. Every employee of the Company or any of its subsidiaries is eligible to be considered for the grant of awards under the 1994 Stock Plan. As of February 24, 2004, the Company had approximately 150 such eligible employees. The 1994 Stock Plan authorizes the Committee to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of Class A Common Stock, or any other security or benefit with a value derived from the value of the Class A Common Stock. The 1994 Stock Plan also provides for the automatic grant of options to nonemployee directors of the Company. See “Nonemployee Director Options.”

The maximum number of shares of Class A Common Stock that may be issued pursuant to Incentive Options granted under the 1994 Stock Plan is 2,475,000. The maximum number of shares of Class A Common Stock that may be issued pursuant to all awards (including Incentive Options) and Nonemployee Director Options granted under the 1994 Stock Plan is 2,475,000. As of February 24, 2004, there were 2,660,615 options granted (255,000 for nonemployee directors), 920,292 options exercised, 185,615 options canceled, 1,554,706 options outstanding, and 0 options available for future grant under the 1994 Stock Plan. Outstanding options are exercisable at prices varying from $0.67 to $17.50 per share.

Under the terms of the form of Employee Non-Qualified Stock Option Agreement approved by the Committee pursuant to the 1994 Stock Plan, if an employee is terminated without Cause (as defined therein) within one year after a Change of Control (as defined therein), then the portion of the option that has not vested on or prior to the date on which the employee is terminated shall fully vest as of such date and the option shall terminate upon the earlier of the expiration date (as defined therein) or the ninetieth day following the date on which the employee is terminated. Notwithstanding the foregoing, the option shall become fully exercisable immediately prior to, and shall terminate upon, the consummation of any of the following: (i) a liquidation or dissolution of the Company; (ii) a reorganization, merger or consolidation of the Company (other than a reorganization, merger or consolidation the sole purpose of which is to change the Company’s domicile solely within the United States) the consummation of which results in the outstanding securities then subject to the option being exchanged for or converted into cash, property and/or different kinds of securities, unless such event shall have been affirmatively recommended to the stockholders of the Company by the Board of Directors and the terms of such event shall provide that the option shall continue in effect thereafter on terms substantially similar to those under the 1994 Stock Plan; or (iii) a sale of all or substantially all of the property and assets of the Company, unless the terms of such sale shall provide otherwise.

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan (the “2003 Stock Plan”, and together with the 1994 Plan, the “Stock Plans”) was approved by the Board of Directors and the stockholders of the Company on April 10, 2003. Every employee of the Company or any of its subsidiaries is eligible to be considered for the grant of awards under the 2003 Stock Plan. As of February 24, 2004, the Company had approximately 150 such eligible employees. The 2003 Stock Plan authorizes the Committee to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of Class A Common Stock, or any other security or benefit with a value derived from the value of the Class A Common Stock. The 2003 Stock Plan also provides for the automatic grant of options to nonemployee directors of the Company. See “Nonemployee Director Options.”

Under the terms of the form of Employee Nonqualified Stock Option Agreement approved by the Committee pursuant to the 2003 Stock Plan, in the event an employee is terminated without Cause (as defined therein) within one year after a Corporate Transaction (as defined therein), then the portion of the option, if any, that has not vested on or prior to the date on which the employee is terminated shall fully vest as of such date and the option shall terminate upon the earlier of the Expiration Date (as defined therein) or the ninetieth day following the date on which the employee is terminated. Notwithstanding the foregoing, the option shall become fully exercisable immediately prior to, and shall terminate upon, the consummation of a Corporate Transaction.

The maximum number of shares of Class A Common Stock that may be issued pursuant to Incentive Options granted under the 2003 Stock Plan is 750,000. The maximum number of shares of Class A Common

Stock that may be issued pursuant to all awards (including Incentive Options) and Nonemployee Director Options granted under the 2003 Stock Plan is 750,000. As of February 24, 2004, there were 203,945 options granted, 0 options exercised, 0 options canceled, 203,945 options outstanding, and 546,055 options available for future grant under the 2003 Stock Plan. Outstanding options are exercisable at prices varying from $16.80 to $17.50 per share.

The purposes of the Stock Plans are to enable the Company and its subsidiaries to attract, retain and motivate their employees and consultants by providing for or increasing their proprietary interest in the Company, and to attract, retain and motivate the nonemployee directors of the Company and further align their interest with those of the Company’s stockholders by providing for or increasing the proprietary interest of such directors in the Company.

The Stock Plans are administered by the Committee. The members of the Committee are appointed by the Board of Directors and serve on the Committee until replaced. The Committee determines, within the limitations of the Stock Plans, which eligible employees of the Company shall be recommended for awards under the Stock Plans, the terms and conditions of such grant or sale and the number of shares to be optioned or sold. In addition, the Committee has the sole authority to (i) adopt, amend and rescind rules and regulations for the administration of the Stock Plans, (ii) construe and interpret the Stock Plans, the rules and regulations regarding the Stock Plans, and the agreements evidencing awards under the Stock Plans, (iii) determine the terms and conditions of the Nonemployee Director Options (as defined below) that are automatically granted pursuant to the Stock Plans, and (iv) make all other determinations deemed necessary or advisable for the administration of the Stock Plans. Commencing November 1, 1996, option grants have been and will be recommended by the Committee to the full Board of Directors, if required, for approval in order for such option grants to comply with rules promulgated by the Securities and Exchange Commission. For federal income tax purposes, the maximum compensation payable under the Stock Plans during the term of the Stock Plans and all awards granted thereunder is equal to the aggregate number of shares for which awards may be granted under the Stock Plans multiplied by the fair market value of the Class A Common Stock on the relevant measurement date (which generally will be the exercise date in the case of an option that is not an incentive stock option as described below).

The Stock Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and are not required to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”).

Nonemployee Director Options

Each person who becomes a nonemployee director after the effective date of the Stock Plans will automatically be granted, upon becoming a nonemployee director, a Nonemployee Director Option (as hereinafter defined) to purchase 7,500 shares of Class A Common Stock. Thereafter, each year, on the first business day following the date of the annual meeting of stockholders of the Company, or any adjournment thereof, at which directors of the Company are elected, each nonemployee director will automatically be granted an immediately exercisable option (a “Nonemployee Director Option”) to purchase 7,500 shares of Class A Common Stock.

Each Nonemployee Director Option granted under the Stock Plans will be exercisable in full upon the date of grant of such Nonemployee Director Option. Each Nonemployee Director Option granted under the Stock Plans will expire upon the first to occur of the following: (1) the second anniversary of the date upon which the optionee shall cease to be a nonemployee director; or (2) the tenth anniversary of the Date of Grant (as defined under the Stock Plans) of such Nonemployee Director Option. On September 14, 2000, the Board amended the 1994 Stock Plan so that, notwithstanding the foregoing, effective November 1, 1999, section (1) of the preceding sentence shall not apply to Nonemployee Director Options granted to a nonemployee director who has served on the Board for five or more years as of the date he or she ceases to serve on the Board.

Set forth below is information concerning the award of stock options under the Stock Plan and otherwise to the Named Officers in the fiscal year ended October 31, 2003.

Option Grants in Last Fiscal Year(5)

	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(4)
	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price($)(3)	Expiration Date	5%($)	10%($)
Mark J. Cocozza	100,000	47.1%	$11.25	12/18/12	$707,506	$1,792,960
James J. Tinagero	35,000	16.5%	$11.25	12/18/12	371,441	941,304
Richard J. Bakos	5,000	2.4%	$11.25	12/18/12	35,375	89,648
John F. Kelly	5,000	2.4%	$11.25	12/18/12	35,375	89,648
Roger W. Monks	5,000	2.4%	$11.25	12/18/12	35,375	89,648

(1)	The term of the stock options is ten years. Seventeen percent of such options vest on each of the first and second anniversaries of the date of grant and 33% of the options vest on the third and fourth anniversaries of the date of grant.
(2)	A total of 212,500 options were granted to employees during fiscal 2003.
(3)	The exercise price of each option is equal to the fair market value of the underlying shares on the date of grant, December 18, 2002.
(4)	These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises depend on the future performance of the Class A Common Stock, as well as the option holders’ continued employment through vesting periods. Therefore, the amounts reflected in this table will not necessarily be achieved.
(5)	In addition to the amounts shown, the following options were granted on January 30, 2004, at an exercise price of $17.50 per share of Class A Common Stock: Mr. Cocozza received options to purchase 100,000 shares; Mr. Tinagero received options to purchase 35,000 shares; Mr. Bakos received options to purchase 7,500 shares; Mr. Kelly received options to purchase 7,500 shares; and Mr. Monks received options to purchase 5,000 shares. On February 4, 2004, at an exercise price of $16.80 per share of Class A Common Stock, Mr. Monks received options to purchase 2,500 shares.

Shown below is information with respect to the exercise of options to purchase Class A Common Stock by Named Officers and unexercised options to purchase Class A Common Stock held by the Named Officers as of October 31, 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#)	Value of Unexercised In-the-Money Options/SARs at FY End($)(1)
Name			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Mark J. Cocozza	215,166	1,489,503	578,426/268,501	4,973,968/1,898,171
James J. Tinagero	9,000	48,265	118,685/114,165	894,394/780,093
Richard J. Bakos	2,200	15,583	8,775/11,225	95,745/64,005
John F. Kelly	0	0	9,025/11,225	98,662/64,005
Roger W. Monks	0	0	638/8,113	4,123/43,878

(1)	Represents the difference between the closing price of the Company’s Class A Common Stock on the NASDAQ National Market on October 31, 2003 ($16.00) and the exercise price of the options.

Salaries

The Committee was formed in May 1994 after the Company’s initial public offering. For fiscal 2003, the Committee established salaries at levels that reflect the Committee’s assessment of prevailing salary levels among companies in footwear and related industries and considered each executive’s level of responsibility, talent and skills. The base salary of Mr. Cocozza and Mr. Tinagero are subject to the terms of employment agreements between Mr. Cocozza, Mr. Tinagero and the Company, respectively. A new employment agreement between Mr. Cocozza and the Company was entered into August 2000. On September 11, 2003, Mr. Cocozza’s employment agreement was amended. On February 4, 2003, the Board of Directors of the Company approved a new three-year employment agreement with Mr. Tinagero which commenced August 31, 2003 with terms substantially similar to the terms of his existing employment agreement. See “Employment Agreements.”

Performance Bonuses

The payment of performance bonuses to the Company’s executive officers is a significant element of the Company’s executive compensation program. Performance bonuses are designed to reward executive officers for the achievement of corporate goals and individual performance in achieving such goals and to compensate executive officers on the basis of the Company’s financial results. Performance bonuses during fiscal 2003 were based on specific formulae linked to the financial results of the Company as specified in the Company’s Senior Management Incentive Plan. Under this plan, executive officers may earn up to 100% of their salary as a bonus upon the Company attaining predetermined net income and return on asset goals. In fiscal 2003, the percentage of salary paid as a bonus under such plan was 47.3%.

Stock Incentive Awards

Stock incentive awards are also an important element of the Company’s executive officer compensation program. Such awards are designed to strengthen management’s long-term perspective on the Company’s performance. Compensation derived from stock options or other stock-based awards are intrinsically related to long-term corporate performance and stockholder value. Stock-based incentive awards are awarded at the discretion of the Committee based on a variety of factors, including the executive officer’s level of responsibility and such officer’s ability to affect stockholder value, as well as the officer’s demonstrated past and expected future performances. The Committee also takes into consideration prior stock option awards to the executive officer and the individual’s overall equity position in the Company. The Committee believes that stock options and stock ownership by the Company’s executive officers, as well as other members of the Company’s senior management, other key employees and nonemployee directors, are essential elements in aligning the interests of these individuals with those of the stockholders and thereby enhancing stockholder value. Each of the options so granted vests and become exercisable incrementally over a four-year period or five-year period. The four-year and five-year vesting schedules associated with the options assure the long-term nature of this incentive compensation tool.

CEO Compensation

The Committee believes the Chief Executive Officer’s compensation should be heavily influenced by the Company’s performance. In evaluating the compensation of Mr. Cocozza, the Company’s Chief Executive Officer, the Committee considered the financial results of the Company, the compensation paid to executives in similar positions in the footwear industry, and Mr. Cocozza’s contribution to and length of service with the Company. The Committee also considered the substantial equity interest in the Company held by Mr. Cocozza and recognized that this equity interest serves to substantially align Mr. Cocozza’s incentives with those of the Company’s other stockholders. Based on these factors, the Committee approved Mr. Cocozza’s fiscal 2003 base salary. As discussed above with respect to the payment of performance bonuses, the amount of Mr. Cocozza’s bonus for fiscal 2003 was based on the formula specified in the Company’s Senior Management Incentive Plan and the Company’s Acquisition Bonus Plan.

Beginning in 1994, federal law generally disallows the corporate tax deduction for certain compensation paid in excess of $1,000,000 annually to each of the chief executive officer and the four other most highly paid executive officers of publicly held companies. One of the exceptions to the deduction limit is for “performance-based compensation.” To qualify as “performance-based,” compensation payments must be made from a plan that is administered by a committee of outside directors. In addition, the material terms of the plan must be disclosed to and approved by stockholders, and the committee must certify that the performance goals were achieved before payments can be awarded.

The Committee intends to design the Company’s compensation programs to conform with the legislation and final regulations so that total compensation paid to any employee will not exceed $1,000,000 in any one year, except for compensation payments in excess of $1,000,000, which qualify as “performance-based” or are otherwise exempt. However, the Company may pay compensation, which is not deductible in limited circumstances when prudent management of the Company so requires.